Prospectus Supplement No. 3 to Prospectus dated September 6, 2005, as supplemented on September 23, 2005 and October 20, 2005	Filed pursuant to Rule 424(b)(3) File No. 333-121957
BEIJING MED-PHARM CORPORATION
     This document supplements the prospectus, dated September 6, 2005, relating to offers and resales of up to 9,074,965 shares of our common stock, including 573,913 shares issuable upon the exercise of warrants. This prospectus supplement is incorporated by reference into the prospectus. The prospectus was filed as part of Post Effective Amendment No. 2 to our Registration Statement on Form S-1 (File No. 333-121957). This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.
Entry into Lease Agreement
     On October 13, 2005, we entered into an Office Lease Agreement, or the Lease Agreement, with Beijing Shengshang Asset Management Co. Ltd. for the lease of 443.4 square meters of office space located in the Kuntai International Center at Chaowai Avenue, Chaoyang District, Beijing, the People’s Republic of China.
     The term of the lease commenced on the date of the Lease Agreement and will expire on November 30, 2007. We have an option to extend the lease by an additional three years at the end of the lease term. The total monthly rental rate, including property management and associated fees, is RMB 576,000 yuan, or $71,200, per year. Under the terms of the Lease Agreement, rent is waived for the first two months of the lease term.
Entry into License Agreement
     On October 26, 2005, we entered into an Exclusive Patent and Know How License Agreement, or the License Agreement, with pSiMedica Ltd., or Psimed, and Psimed’s wholly-owned subsidiary, Psioncology Pte. Ltd., or Psioncology. Under the License Agreement, Psioncology granted to us an exclusive right and license to the pSiMedica P32 brachytherapy product within the People’s Republic of China, the Hong Kong Special Administrative Region, and the Macau Special Administrative Region, or collectively, the Territory, within the field of P32 BioSilicon microparticles for use in the treatment or monitoring of certain solid cancerous tumors.
     The term of the license commenced on the date of the License Agreement and, unless earlier terminated due to, for example, a material breach by us or a failure to commercialize, will expire on the later of: (i) the date on which the last patent granted with a valid claim covering a product under the license ceases to be in force in the Territory; or (ii) ten years from the date the first product under the license is first put on the market in the Territory. In addition, the parties are required, within 90 calendar days of the date of the License Agreement, to enter into a manufacturing and supply agreement for the supply of products under the license. The License Agreement will terminate immediately if the parties do not enter into a manufacturing and supply agreement within this 90-day period.
     In consideration for the grant of the exclusive licenses under the License Agreement, we paid $375,000 in license fees to Psioncology on the date of the License Agreement and we are obligated to make aggregate payments of $2,125,000 in the event future milestones are achieved. In addition, the License Agreement obligates us to pay to Psioncology royalties in the event products under the license are sold by us in the future.
     Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 5 of the prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus any prospectus supplement. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is November 2, 2005